September 11, 2006
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orion HealthCorp, Inc.
Preliminary Proxy filed September 11, 2006
Ladies and Gentlemen:
     On behalf of Orion HealthCorp, Inc., a Delaware corporation (the “Company”), we hereby supplementally advise you in connection with the Company’s preliminary proxy statement filed September 11, 2006 that pursuant to Instruction 5 to Item 10(c) of Schedule 14A the Company anticipates filing a Form S-8 to register the shares called for in connection with the amendment to the Company’s 2004 Incentive Plan as set forth in Proposal V of the preliminary proxy statement promptly upon consummation of the transactions described in such preliminary proxy statement and the filing of the Company’s amended and restated certificate of incorporation authorizing such shares.
     If you have any questions concerning this matter, please do not hesitate to contact either the undersigned at (216) 363-4175 or Douglas Haas at (216) 363-4602.
Sincerely,
BENESCH, FRIEDLANDER
     COPLAN & ARONOFF LLP
/s/ John S. Gambaccini
John S. Gambaccini